BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, announces that on the date hereof it has signed a binding offer with Pampa Agribusiness Fund L.P. and Pampa Agribusiness Follow-on Fund L.P related to the acquisition of the totality of the shares issued by Eclipse Holding Cooperatief UA, a Dutch company that controls Campo Austral, a group of companies with fully integrated business operations in the hog segment in Argentina, including the cold cuts market, based on an enterprise value of USD 85,000,000.00.

Upon the satisfaction of the conditions precedent set forth in the binding offer, BRF, either directly or by means of any of its controlled entities, including, but not limited to BRF GmbH, will execute the correspondent definitive documents providing for the abovementioned acquisition.

This transaction is in accordance with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe.

São Paulo, December 01, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer